

NEWFIELD

Terry W. Rathert
Sr. Vice President &
Chief Financial Officer

February 1, 2007

VIA E-MAIL AND OVERNIGHT MAIL

Mr. Ronald M. Winfrey
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
winfreyr@sec.gov

> Re: **Newfield Exploration Company ("Newfield")**
> Form 10-K for the Fiscal Year Ended December 31, 2005
> Filed March 3, 2006
> File No. 001-12534

Dear Mr. Winfrey:

As requested in the comments of the Staff of the Securities and Exchange Commission with respect to the above referenced filing in a letter to Newfield dated December 28, 2006, and further to our letter of January 16, 2007 and conversation of January 23, 2007, enclosed is information responsive to comment 7. For your convenience, we have repeated comment 7 below followed by Newfield's comments.

7. Supplementally, submit to us the petroleum engineering reports – in hard copy and electronic format – you used as the basis for your 2005 U.S. proved reserve disclosures. The report should include:

   a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties (PUD) and the year-end date that each PUD property was booked.

   Response: As a result of your clarification of the meaning of "property," Newfield is providing to you supplementally the information attached hereto as file name *7a – SEC OLS-7A-v2.xls* in lieu of the supplemental information previously provided.

Newfield Exploration Company 363 N. Sam Houston Pkwy E. Suite 2020 Houston, Texas 77060   (281) 847-6036 Fax (281) 405-4255

b)   Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

Response: This supplemental information was provided on January 16, 2007.

c)   Individual income forecasts for each of the five largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD wells. Include the 2005 historical costs for drilling and completion of all successful wells in the fields corresponding to the five PUD wells. Please address significant differences between the AFE and historical well costs.

Response: Please see the response to part (d) of the comment below.

d)   Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, historical recoveries for analogy wells) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five developed properties.

Response: As a result of your clarification of the meaning of "property," Newfield has revised the listing of the five largest proved developed and proved undeveloped properties. A one line summary is provided for these properties as file name *7c&d 1 – Top 5 Pvd Dev – Top 5 PUD One Line Summary.xls*. With the exception of the waterflood units in the Monument Butte Field, Newfield is providing to you supplementally the information requested for each property in parts (c) and (d). Information for the waterflood units in the Monument Butte Field will be provided on February 16, 2007.

Proved Developed Properties
1.   **Monument Butte – Ashley PA A**
2.   **Monument Butte – Sundance Unit**
3.   **Monument Butte – Greater Boundary II**
4.   **Monument Butte – Jonah Unit**
5.   **Encogen (file name *7 c&d - Encogen Proved Developed.pdf*)**

Proved Undeveloped Properties
1.   **Grove – United Kingdom (file name *7 c&d - Grove PUD.ppt*)**
2.   **Monument Butte – Sundance Unit**
3.   **MC 506 "Wrigley" (file name *7 c&d - Wrigley PUD.ppt*)**
4.   **Monument Butte – East Pariette Unit**
5.   **MC 296 "Rigel" (file name *7 c&d - Rigel PUD v2.ppt*)**

e)   Narratives and engineering exhibits for the five largest 2005 U.S. reserve revisions – both negative and positive – caused by performance, not economics.

Response: With the exception of a waterflood unit in the Monument Butte Field, Newfield is providing to you supplementally the requested information, which is attached hereto as file names *7e - BA A23 Performance Revision.ppt, 7e - Buffalo Wallow Performance Revision.ppt, 7e - WC 73 Performance Revision.ppt and 7e - WC 77 Performance Revision.ppt.* Information for the waterflood unit in the Monument Butte Field will be provided on February 16, 2007.

f)   Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005. Include brief narratives reconciling the five largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here.

Response: Newfield is providing to you supplementally the requested information, which is attached hereto as file name *7f - Reserve narratives_Hindsight PUD Analysis.pdf.*

If you have any questions with respect to the foregoing, please call the undersigned at (281) 847-6036.

Very truly yours,

NEWFIELD EXPLORATION COMPANY

By:

Terry W. Rathert
Senior Vice President, Chief Financial
Officer and Secretary

Enclosures

c: Sandy Eisen
     April Sifford

459366 v2